UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20529

FORM 11-K

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                to

Commission File Number: 001-12669

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

South State Bank 401(k) Retirement Savings Plan

520 Gervais Street

Columbia, South Carolina 29201

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTH STATE CORPORATION

520 Gervais Street

Columbia, South Carolina 29201

South State Bank 401(k) Retirement Savings Plan

Financial Statements with Supplementary Information

December 31, 2014 and 2013 and for the Year Ended December 31, 2014

And Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Retirement Committee of the

South State Bank 401(k) Retirement Savings Plan

Columbia, South Carolina

We have audited the accompanying statements of net assets available for benefits of the South State Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 and Schedule of Delinquent Participant Contributions, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina

June 23, 2015

South State Bank 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
ASSETS
Cash	$46,829	$82,518

Investments, at fair value:
Mutual funds	99,497,533	47,939,393
Common collective trust funds	16,918,481	10,399,283
South State Corporation common stock	20,271,652	14,488,333
Interest-bearing deposits	29,065	193
Total investments	136,716,731	72,827,202

Receivables:
Deferral contributions	275,431	—
Employer’s contribution	290,794	282,508
Notes receivable from participants	2,928,247	1,570,247
Total receivables	3,494,472	1,852,755

Total assets	$140,258,032	$74,762,475

LIABILITIES
Accounts payable	$15,828	$—
Loans payable	31,000	—
Total liabilities	46,828	—

Net assets reflecting investments at fair value	140,211,204	74,762,475

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(54,649)	(29,932)

Net assets available for benefits	$140,156,555	$74,732,543

The accompanying notes are an integral part of the financial statements.

South State Bank 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

2014
Investment income:
Net appreciation in fair value of investments	$1,427,426
Interest and dividends	5,593,340
Other income	86,907
Total investment income	7,107,673

Interest income on notes receivable from participants	94,028

Contributions:
Participants’	7,694,531
Rollovers	1,330,146
Other contributions	5,089,001
Total contributions	14,113,678
Total additions	21,315,379

Deductions from net assets attributed to:
Benefits paid to participants	16,500,907
Administrative expenses	69,808
Total deductions	16,570,715

Net increase prior to transfers in	4,744,664

Plan transfers in	60,679,348

Net assets available for benefits:
Balance, beginning of year	74,732,543
Balance, end of year	$140,156,555

The accompanying notes are an integral part of the financial statements.

South State Bank 401(k) Retirement Savings Plan

Notes to Financial Statements

Note 1 — Description of Plan

The following description of the South State Bank 401(k) Retirement Savings Plan (“Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a contributory defined contribution plan covering all employees with the exception of employees classified as temporary or “on-call” of South State Bank (the “Company”), a wholly-owned subsidiary of South State Corporation., and all affiliates of the Company who are age eighteen or older.  The Company’s employees can enter the Plan on the first day of each month after meeting eligibility requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is administered by the Retirement Committee, members of which are appointed by the Board.  The Retirement Committee contracts with American Pensions (the “Administrator”), which is a division of the Company, for record-keeping, administrative, custodial and trust services and contracts with MG Trust Company, LLC (“MG Trust” or “Investment Trustee”) to operate as custodian for the Plan.

On July 26, 2013, South State Corporation (the “Plan Sponsor”), the bank holding company for South State Bank, completed its acquisition of First Financial Holdings, Inc. (“First Financial”), with the Plan Sponsor surviving. On January 15, 2014, management merged the two plans, adding net assets in the amount of approximately $60.7 million, into the surviving plan.

Contributions:

Each year, participants may contribute up to 100% of pretax annual base compensation, as defined in the Plan.  Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan defines compensation as follows: the term Compensation means a participant’s Form W-2 Compensation received during a Compensation Determination Period. A Compensation Determination Period is defined as the Plan Year; and any elective deferrals as defined under Code §402(g) and any amount contributed or deferred by the Employer at the election of the Employee which is not includible in gross income by reason of Code §125, Code §132(f)(4) or Code §457, will be included in Compensation. In addition, any amount received under the following circumstances will not be considered Compensation: amounts set forth in Regulation §1.414(s)-1(c)(3) (i.e., reimbursements or other expense allowances, including fringe benefits (cash and non-cash), moving expenses, deferred compensation and welfare benefits, even if includible in gross income).

The Plan permits eligible participants to contribute up to a maximum annual amount of $17,500 for 2014 and 2013. Participants age 50 and older are permitted to make catch-up contributions of $5,500 for 2014 and 2013.

The Plan requires newly eligible employees be automatically enrolled in the Plan with a withholding of 5% of Compensation as defined by the Plan unless a Salary Deferral Election form is filed.

The Plan provides for discretionary non-elective profit sharing contributions on an annual basis.  Employees will be entitled to such contributions if they are of an eligible class, are employed on the last day of the year and have completed 1,000 hours of service during the Plan year.  Employment terminated during the year due to normal retirement, death or disability shall not result in loss of the non-elective Company contribution.  There were no non-elective contributions for 2014 or 2013.

Employees participating in the plan receive a 100% matching of their 401(k) plan contribution, up to 5% of their salary.  Employer contributions on the first 5% of their salary are made per pay period.  Effective January 1, 2015, employees are eligible for an additional 1% discretionary matching contribution contingent upon achievement of the Company’s 2015 financial goals and payable the first quarter of 2016. Employer contributions for the

Note 1 — Description of Plan (continued)

discretionary 1% match may be made annually from current or accumulated net profits.  Both employer and employee contributions are subject to certain limitations based on the Internal Revenue Code (“IRC”).

Participant accounts:

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching contribution, and allocations of plan earnings and plan losses.  Each participant’s account is also charged with an allocation of administrative expenses.  Allocations are based on account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting:

All participant contributions and South State Bank matching contributions are immediately vested. Participants vest in non-elective profit sharing contributions at 10% for first and second year, 20% per year for the next four years until fully vested at six years, or upon the earlier of their death, disability or retirement at age 65 or older. An employee must complete at least 1,000 hours of service during a vesting computation period to receive credit for a year of service.  The Plan measures a year of service on the basis of the 12-consecutive month period of the Plan year.

Investment Options:

Participants may direct how their tax deferred contributions, rollover funds, employer matching contributions and employer non-elective profit sharing contributions will be invested within various investment options selected by the Trustee Committee.  All participant directed funds, except investments in South State Bank Unitized Stock Fund may be redirected daily (see Note 3 — Investments for additional information on the in South State Bank Unitized Stock Fund).

Participants must wait 30 calendar days before exchanging back into South State Bank common stock. The 30-day clock restarts after every exchange out of the account. This does not apply to the following:

1.                                      Purchases of shares with participant payroll or employer contributions or loan payments.

2.                                      Purchases of shares with reinvested capital.

3.                                      Redemption of shares to pay any otherwise permissible withdrawals from the plan.

4.                                      Redemption of shares at the direction of the plan.

5.                                      Redemption of shares to pay fees.

Forfeitures:

At December 31, 2014 and 2013, forfeited non-vested accounts totaled $32,477 and $29,943 respectively.  Forfeitures may be used to pay administrative expenses incurred by the Plan.  Any additional balances in the forfeiture account will then be applied to restore previous forfeitures of participant accounts pursuant to the Plan document.  The portion of the forfeiture account available after the above items are satisfied is then available to be used to offset any employer contribution. During 2015, forfeitures of $24,399 were used to offset the 2014 employer contributions.

Notes Receivable from Participants:

Participants may borrow from their Plan assets after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 or (2) one-half of the participant’s vested account balance. Loans are payable in full upon default or termination of employment. Outstanding loans at December 31, 2014 and 2013 carry interest rates ranging from 4.25% to 10.00%.

Note 1 — Description of Plan (continued)

The Plan allows one loan outstanding per participant at a time. A participant also must wait until at least 30 days after the pay-off of the previous loan to obtain a new loan. The Plan does not restrict loans from any portion of the participant’s funds invested in South State Bank’s common stock.

Payment of benefits and withdrawals:

On termination of service due to death, disability, retirement, or other reasons, a participant may leave the funds in the Plan or receive a lump-sum amount equal to the value of his or her account.

A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements as defined by the Plan. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

The Plan allows the Administrator, at its sole discretion, to distribute a participant’s vested Aggregate Account balance without consent of the participant if the account balance is less than $5,000. Such distribution may be made in a lump sum at any time after a participant terminates employment, subject to certain provisions of the Plan.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure of contingent assets and liabilities.  Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 8 for discussion of fair value measurements.

The fair value of the Plan’s interest in common collective trust fund is based on the fair value of the fund’s underlying managed group annuity contract, as reported by the issuer of the contract.  The fully benefit-responsive stable value fund is valued at contract value as estimated by the administrator of the fund.  As described above, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value basis.

The Plan provides for various investment options in any combination of South State Corporation stock, mutual funds, common collective trust funds, or money market funds. Investment securities are exposed to various risks, such as interest rate, liquidity, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will change in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 2 — Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of the Plan’s investments consists of the realized gains or losses on investments sold and unrealized appreciation or depreciation on investments held at year end.

Payment of Benefits and Withdrawals:

Benefits and withdrawals are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Notes Receivable from Participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2014 or 2013.

Risks and Uncertainties:

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3 — Related Party Transactions

Certain Plan investments are shares of South State Corporation common stock.  The Plan held common shares of South State Corporation of 299,498 shares valued at $20,271,652 and 216,400 shares valued at $14,488,333 at December 31, 2014 and 2013, respectively.  Dividends received from South State Corporation common stock totaled $194,658 for the year ended December 31, 2014.

Note 4 — Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100 percent vested in their accounts.

Note 5 — Tax Status

The Internal Revenue Service has determined and informed First Financial by a letter dated December 7, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the IRS approval letter of the plan, however the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of December 31, 2014 and 2013.

Under accounting principles generally accepted in the United States, plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Note 6 — Plan Operating Costs

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Investment related expenses are included in net appreciation of fair value of investments. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Note 7 — Investments

Plan assets are held in a trust established pursuant to an agreement between South State Bank and the Trustee Committee.

The Retirement Committee and Investment Trustee direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants’ permitted investment elections and certain other specified limitations.

The Investment Trustee maintains a South State Corporation unitized stock fund, for the exclusive use of the Plan, to account for the Plan’s interest in South State Corporation common stock, plus any undistributed cash to be invested into South State Corporation common stock. The common stock is presented as an investment within these financial statements, due to the nature of this unitized fund. The Investment Trustee acquires and sells the common stock through a broker-dealer.

On July 26, 2013, South State Corporation acquired all of the outstanding shares of FFH stock for 0.4237 shares of SSB stock.  All of the shares of FFH stock in the legacy First Financial unitized stock fund were converted to SSB shares in the new South State unitized stock fund at the 0.4237 exchange rate at this time.

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2014	2013
South State Corporation common stock, 299,498 and 216,400 shares, respectively	$20,271,652	$14,488,333
Federated Capital Preservation Fund, 1,686,383 and 1,036,935 shares, respectively	16,918,481	10,399,283
Oakmark Equity & Income Fund, 263,108 shares	*	8,590,492
T Rowe Price Retirement 2020 Fund, 214,729 shares	*	4,378,326
Janus Perkins Mid Cap Value Fund, 193,477 shares	*	4,521,557
Columbia Dividend Income Z, 944,611 and 238,351 shares, respectively	17,900,379	4,368,972
American Funds EuroPacific R5, 324,700 shares	15,290,117	*
Vanguard 500 Index Fund Admiral, 56,140 and 32,656 shares, respectively	10,660,413	4,595,368
Mainstay Large Cap Growth Fund, 1,007,296 shares	10,536,312	*
Harbor Bond Fund, 752,985 shares	9,080,994	*
Fidelity Contrafund, 90,169 shares	8,833,869	*
Met West Total Return Bond Fund, 675,577 shares	7,370,548	*

* Investment represents less than 5% of the Plan’s net assets available for benefits.

Note 7 — Investments (continued)

During 2014, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Year Ended
December 31,
2014

Mutual funds	$1,263,717
South State Corporation - common stock	163,709
Net appreciation	$1,427,426

Note 8 — Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. FASB ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.

FASB ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1        Observable inputs such as quoted prices in active markets;

Level 2        Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3        Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Following is a description of valuation methodologies used for assets recorded at fair value on a recurring and nonrecurring basis.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

South State Corporation common stock is valued on a recurring basis at quoted market prices where available.  The common stock is classified within Level 1 of the valuation hierarchy.

Mutual Funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common collective trust fund holds guaranteed investment contracts (“GIC”), separate account GICs, and synthetic GICs.  Traditional GICs represent deposits which guarantee a stated interest rate for the term of the contracts.  The fair value of the traditional GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.  Separate account GICs are portfolios of securities held in a separate account owned and managed by or on behalf of the insurance company issuing the GIC for the exclusive benefit of investors in the separate account.  Synthetic GICs are portfolios of securities owned by the CCT.  The fair value of a separate account GIC and a synthetic GIC is determined based on the fair value of the securities underlying each GIC. The fair value of the Plan’s interest in common collective trusts (“CCT” or “pooled funds”) is based on the NAV after adjustments to reflect all fund investments at fair value.

Note 8 — Fair Value (continued)

Interest-bearing deposits are valued at carrying value, which approximates fair value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.  The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs.  Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

The table below presents the recorded amount of the Plan’s investments measured at fair value on a recurring basis.

	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2014:
Mutual funds:
Growth funds	$41,314,299	$41,314,299	$—	$—
Value funds	27,111,491	27,111,491	—	—
Income funds	18,870,487	18,870,487	—	—
Index funds	12,201,256	12,201,256	—	—
Total mutual funds	99,497,533	99,497,533	—	—

Common collective trust fund	16,918,481	—	16,918,481	—
Common stock - South State Corporation	20,271,652	20,271,652	—	—
Interest-bearing deposits	29,065	29,065	—	—
Total investments	$136,716,731	$119,798,250	$16,918,481	$—

December 31, 2013:
Mutual funds:
Growth funds	$13,421,970	$13,421,970	$—	$—
Value funds	14,862,136	14,862,136	—	—
Income funds	647,533	647,533	—	—
Target retirement date funds	10,923,994	10,923,994	—	—
Index funds	8,083,760	8,083,760	—	—
Total mutual funds	47,939,393	47,939,393	—	—

Common collective trust fund	10,399,283	—	10,399,283	—
Common stock - South State Corporation	14,488,333	14,488,333	—	—
Interest-bearing deposits	193	193	—	—
Total investments	$72,827,202	$62,427,919	$10,399,283	$—

Note 9 — Net Asset Value Per Share

The following table for December 31, 2014 and 2013 sets forth a summary of the Plan’s investments with a reported estimated fair value using net asset value per share:

	Fair Value at December 31, 2014	Fair Value at December 31, 2013	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust fund:
Federated Capital Preservation Fund	$16,918,481	$10,369,351	$—	Daily	None

(a)              The common collective trust fund simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the issuer.  This provides a stable value option for Plan participants.

The Group Annuity Contract (“GAC”) includes underlying assets which are held in a trust owned by Federated Investors Trust Company (“Federated Investors”), through the Plan’s investment in a separate GAC.  The contract provides that participants execute Plan transactions at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  The investment is stated at fair value as reported by Federated Investors and adjusted to contract value on the Statement of Assets Available for Benefits.  The GACs fair value equals the fluctuating value of the assets backing the contract.

The crediting interest rate was 1.45% and the average yield was 1.64% for the year ended December 31, 2014 in comparison to a crediting interest rate of 1.46% and the average yield of 1.21% for the year ended December 31, 2013.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract value for credit risk or the contract issuer or otherwise.  Federated Investors will guarantee principal and accrued interest, based on crediting interest rates, for participant initiated withdrawals as long as the contract remains active.  Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio.  Federated Investors will reset the rate quarterly, by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments.

Participants withdrawing from their accounts for allowable events will receive the principal and accrued earnings.  These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.  Share redemption may be immediate, with no notice period. Certain events, such as plan termination or a Plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value.  The Plan sponsor does not believe any events are probable that may limit the ability of the Plan to transact at contract value.

Note 10 — Plan Errors

During 2014, the Plan sponsor inadvertently failed to make deposits of $629 for participant deferrals within the timeframe as required by the U.S. Department of Labor (“DOL”). The DOL considers late deposits, without regard to materiality, to be prohibited transactions. The general rule for deposits of 401(k) withholdings requires that the employer remit withheld employee 401(k) deferrals to the Plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than 15 business days after the end of the month in which the contributions were withheld. The plan sponsor generally makes deposits from 2 to 10 days after the date in which the contribution is withheld.  The Plan sponsor filed a Form 5330 in 2014 and paid the applicable excise tax related to the late deposits. The excise tax payments were made from the Plan sponsor’s assets and not from the assets of the Plan. In addition, participant accounts were credited with the amount of investment income which would have been earned had participant contributions been remitted on a timely basis.

Note 11 — Subsequent Events

The Company has evaluated subsequent events for accounting and disclosure purposes through the date the financial statements are issued.

Supplementary Information

South State Bank 401(k) Retirement Savings Plan

EIN 57-0219408

Plan No.  002

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

December 31, 2014

Participant
contributions
transferred	Total that constitute nonexempt
late to Plan	prohibited transactions
Check here if				Total fully
late participant	Contributions	Contributions	Contributions	corrected
loan repayments	not	corrected	pending	under VFCP
are included ☐	corrected	outside VFCP	correction in VFCP	and PTE 2002-51
Year ended December 31, 2014:
$629	$—	$629	$—	$—
$629	$—	$629	$—	$—

South State Bank 401(k) Retirement Savings Plan

EIN 57-0219408

Plan No.  002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2014

	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor,	Description of Investment Including Maturity Date,	(d)	Current
(a)	or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

	Corporate Stocks
*	South State Corporation	299,498 common shares	**	$20,271,652

	Mutual Funds
	American Funds	EuroPacific Growth Fund Class R5, 324,700 shares	**	15,290,117
	Columbia Management	Columbia Acorn Fund - Z, 76,323 shares	**	2,438,509
	Columbia Management	Columbia Dividend Income Fund Z, 944,611 shares	**	17,900,379
	Diamond Hill Funds	Diamond Hill Small Cap Fund, 124,463 shares	**	4,113,489
	Fidelity Investments	Fidelity Contrafund, 90,169 shares	**	8,833,869
	Harbor Funds	Harbor Bond Fund, 752,985 shares	**	9,080,994
	Mainstay Funds	Mainstay Large Cap Growth Fund, 1,007,296 shares	**	10,536,312
	Met West Asset Management	Met West Total Return Bond Fund, 675,577 shares	**	7,370,548
	PIMCO	PIMCO Commodity Real Ret. Strategy Fund, 47,037 shares	**	210,728
	Principal Funds	Principal High Yield Fund, 19,939 shares	**	146,549
	T. Rowe Price	Mid Cap Growth Fund, 36,716 shares	**	2,769,868
	T. Rowe Price	New Horizons Growth Fund, 28,207 shares	**	1,234,896
	Franklin Templeton Investments	Templeton Global Bond Fund, 9,219 shares	**	114,409
	Vanguard	500 Index Fund - Admiral, 56,140 shares	**	10,660,413
	Vanguard	Tax-Managed International Fund, 24,781 shares	**	233,432
	Vanguard	Intermediate Term Bond Index - Admiral, 188,306 shares	**	2,157,987
	Vanguard	Mid-Cap Index Fund, 3,165 shares	**	484,221
	Vanguard	Reit Index Fund - Admiral, 2,689 shares	**	308,740
	Vanguard	Selected Value Fund, 179,620 shares	**	5,097,623
	Vanguard	Small-Cap Index Fund - Admiral, 9,208 shares	**	514,450
				99,497,533
	Common Collective Trust Funds
	Federated Capital	Federated Capital Preservation Fund***	**	16,918,481

	Participant Loans:
*	Notes receivable from participants	4.25% to 10.0%, Latest Maturity Date: 05/16/2044	****	2,928,247
		Total assets held for investment purposes		139,615,913

	Cash	Interest-bearing deposits	**	29,065

		Total assets		$139,644,978

*                               Indicates a party-in-interest

**                        The cost of participant-directed investments is not required to be disclosed.

***                 Represents fair value of the Federated Capital Preservation Fund; contract value is $16,863,832

****          FASB issued ASU 2010-25 does not consider notes receivable from participants to be investments whereas the Form 5500 requires that notes receivable from participants be listed as investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan investment committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

South State Bank 401(k) Retirement Savings Plan
(Name of Plan)

Date: June 23, 2015	/s/ Richard C. Mathis
Richard C. Mathis
South State Retirement Committee

Exhibit Index

Exhibit No.	Description	Location

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith